SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

JAMES A. PATTISON JOINS THE BOARD OF DIRECTORS OF BCE INC.

Montreal (Quebec), February 16, 2005 - The Board of Directors of BCE Inc. announced today the appointment of James A. Pattison, O.C., O.B.C., Chairman and Chief Executive Officer of The Jim Pattison Group, as a Director of the Company. Mr. Pattison will also be a Director of Bell Canada and Telesat Canada.

“We are very pleased that Mr. Pattison has accepted our invitation to join our Board,” said Richard J. Currie, Chairman of the Board. “Mr. Pattison’s vast business expertise and entrepreneurial spirit will serve us well, particularly as Bell expands its operations in Western Canada.”

Mr. Pattison has served as a Director on a number of Boards, and is currently a Director of Canadian Forest Products (Canfor Corporation) and serves as a Trustee on the Board of the Ronald Reagan Presidential Foundation. In 1986, he held the position of Chairman and President of Expo ’86, a world-class exposition held in Vancouver, British Columbia.

Mr. Pattison was appointed to the Order of Canada in April 1987, and the Order of British Columbia in June 1990. He is also the recipient of the Governor General’s Commemorative Medal for the 125th Anniversary of Canada. Mr. Pattison is an inductee of the Canadian Business Hall of Fame and the Canadian Professional Sales Association Hall of Fame. He was awarded Entrepreneur of the Year – Lifetime Achievement Award in September of 2000, and the International Horatio Alger Award in Washington, DC in April of 2004.

About BCE

BCE is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For further information:

France Poulin
BCE Media Relations
(514) 391-2007
1 877 391-2007
france.poulin@bell.ca

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 16, 2005